Exhibit 99.1

Annual General Meeting of Holders of Common Shares

of

ALMADEN MINERALS LTD.

(the “Issuer”)

held on June 28, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 7	Carried	28,132,515	12,660
2. Elect the following nominees as directors			Withheld
(a) Duane Poliquin	Elected	22,491,774	5,653,401
(b) Morgan Poliquin	Elected	22,488,503	5,656,672
(c) John (Jack) McCleary	Elected	22,483,849	5,661,326
(d) Mark T. Brown	Elected	22,496,374	5,648,801
(e) Gerald G. Carlson	Elected	22,482,774	5,662,401
(f) William J. Worrall	Elected	22,497,649	5,647,526
(g) Elaine Ellingham	Elected	22,479,399	5,665,776
3. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	28,136,075	9,100

Dated at Vancouver, B.C., this 28th day of June, 2018.

ALMADEN MINERALS LTD.

Per:

“Morgan Poliquin”
Morgan Poliquin
President and CEO